
SEC MAIL PROCESSING
RECEIVED
AUG 25 2003
WASH, D.C.
181
SECTION


03051168

SECURITIES A[illegible] Was[illegible]

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goetz, Batchker & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor
(No. and Street)

New York,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel A. Batchker 212-514-5876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway, Suite 3660	New York,	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 29 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joel A. Batchker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goetz, Batchker & Co., Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOETZ, BATCHKER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Goetz, Batchker & Co., Inc.
60 Broad Street
New York, NY 10004-4408

We have audited the accompanying statement of financial condition of Goetz, Batchker & Co., Inc. as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goetz, Batchker & Co., Inc. as of June 30, 2003, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
August 13, 2003

GOETZ, BATCHKER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash and cash equivalents	$	70,107
Receivable from broker		50,994
Floor brokerage receivable		33,970
Property and equipment, less accumulated depreciation of $98,284		45,443
Other assets		4,741
Total assets	$	205,255

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	75,260
Loan payable to officer		28,000
Payable to broker		1,927
		105,187
Liabilities subordinated to claims of general creditors		
Subordinated loan agreement		30,000
Total liabilities		135,187
Commitments		
Stockholder's equity		
Common stock, no par value Authorized and issued: 200 shares		45,000
Additional paid-in capital		99,000
Accumulated deficit		(68,132)
Less: Treasury stock, 100 shares at cost		(5,800)
Total stockholder's equity		70,068
Total liabilities and stockholder's equity	$	205,255

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Goetz, Batchker & Co., Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date. There is no material difference between the settlement and trade date.

(c) Cash Equivalents

Included in cash and cash equivalents are money funds totaling $37,156 that the Company has defined as short-term, highly liquid debt instruments with original maturities of three months or less.

(d) Depreciation

Depreciation is computed on the accelerated cost of recovery method over the estimated useful lives of the assets.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors represent amounts of $20,000 and $10,000 payable to the Chairman and to a relative of the Chairman of the Company, respectively. These subordinated liabilities have automatic rollover provisions, which extend their maturities annually. The loans bear interest at the rate of 12% and 10% per annum, respectively.

The subordinated borrowing agreements have been approved by the New York Stock Exchange, Inc. in computing net capital under the SEC Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 3 - Defined Contribution Profit Sharing Plan

The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions are determined at the discretion of the employer. No contributions were made for the year ended June 30, 2003.

Note 4 - Commitment

The Company is provided rent-free space by its clearing broker. The fair value of the space, as determined by management, approximates $15,000 annually, which has not been reflected in these financial statements.

Note 5 - Net Capital Requirement

The Company's net capital requirement, under rule 15c3-1 of the SEC, was $6,884, whereas the net capital as computed amounted to $49,141, leaving excess net capital of $42,257. The capital ratio was 210% versus an allowable maximum of 1500%.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

A copy of the Company's Statement of Financial Condition as at June 30, 2003, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.